SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Clean Harbors, Inc.
                                (Name of Company)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    184496107
                                 (Cusip Number)

                                Charles A. Irwin
                       c/o Oak Hill Securities Fund, L.P.
                           201 Main Street, Suite 1910
                              Forth Worth, TX 76102
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 184496107                                                            2

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:

                   Oak Hill Securities Fund, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):                                              [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       172,598 (1)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          172,598 (1)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          172,598 (1)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   1.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   PN
--------------------------------------------------------------------------------

------------------------
(1) Represents (i) 10,645 shares of Common Stock of Clean Harbors, Inc. (the "Company"), that are held directly by Oak Hill Securities Fund, L.P. ("OHSF") and (ii) 161,953 shares of Common Stock of the Company that would be held directly by OHSF upon conversion of its 1,675 shares of Series C Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series C Preferred Stock"). Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003. OHSF is managed by its general partner, Oak Hill Securities GenPar, L.P., which is managed by its general partner Oak Hill Securities MGP, Inc.

CUSIP No. 184496107                                                            3

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:

                   Oak Hill Securities GenPar, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):                                              [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       345,670 (2)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          345,670 (2)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          345,670 (2)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   PN
--------------------------------------------------------------------------------

------------------------
(2) Represents 345,670 shares of Common Stock of the Company that are beneficially owned by Oak Hill Securities GenPar, L.P. ("OHS GenPar"),
         (i) in its capacity as general partner of OHSF, with respect to 10,645 shares of Common Stock held directly by OHSF and 161,953 shares of Common Stock which would be held directly by OHSF upon conversion of the 1,675 shares of Series C Preferred Stock owned by OHSF and (ii) in its capacity as Administrative Trustee of Oak Hill Securities Fund Liquidating Trust (the "Trust") (See page 12), with respect to 173,072 shares of Common Stock which would be held directly by the Trust upon conversion of the 1,790 shares of Series C Preferred Stock owned by the Trust. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003. OHS GenPar is managed by its general partner Oak Hill Securities MGP, Inc.

CUSIP No. 184496107                                                            4

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:

                   Oak Hill Securities MGP, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):                                              [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       345,670 (3)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          345,670 (3)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          345,670 (3)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   CO
--------------------------------------------------------------------------------

------------------------
(3) Represents 345,670 shares of Common Stock of the Company that are beneficially owned by Oak Hill Securities MGP, Inc. ("OHS MGP"), in its capacity as general partner of OHS GenPar, the general partner of OHSF and the Administrative Trustee of the Trust, with respect to (i) 10,645 shares of Common Stock held directly by OHSF and 161,953 shares of Common Stock which would be held directly by OHSF upon conversion of the 1,675 shares of Series C Preferred Stock owned by OHSF and (ii) 173,072 shares of Common Stock which would be held directly by the Trust upon conversion of the 1,790 shares of Series C Preferred Stock owned by the Trust. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003.

CUSIP No. 184496107                                                            5

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:

                   Oak Hill Securities Fund II, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):                                              [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       356,324 (4)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          356,324 (4)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          356,324 (4)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   2.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   PN
--------------------------------------------------------------------------------

------------------------
(4) Represents (i) 21,300 shares of Common Stock of the Company that are held directly by Oak Hill Securities Fund II, L.P. ("OHSF II") and (ii) 335,024 shares of Common Stock which would be held directly by OHSF II upon conversion of its 3,465 shares of Series C Preferred Stock. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003. OHSF II is managed by its general partner Oak Hill Securities GenPar II, L.P., which is managed by its general partner Oak Hill Securities MGP II, Inc.

CUSIP No. 184496107                                                            6

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:

                   Oak Hill Securities GenPar II, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):                                              [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       356,324 (5)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          356,324 (5)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          356,324 (5)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   2.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   PN
--------------------------------------------------------------------------------

------------------------
(5) Represents 356,324 shares of Common Stock of the Company that are beneficially owned by Oak Hill Securities GenPar II, L.P. ("OHS GenPar II"), in its capacity as general partner of OHSF II, with respect to
         (i) 21,300 shares of Common Stock held directly by OHSF II and (ii) 335,024 shares of Common Stock which would be held directly by OHSF II upon conversion of the 3,465 shares of Series C Preferred Stock owned by OHSF II. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003. OHS GenPar II is managed by its general partner Oak Hill Securities MGP II, Inc.

CUSIP No. 184496107                                                            7

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:

                   Oak Hill Securities MGP II, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       356,324 (6)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          356,324 (6)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          356,324 (6)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   2.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   CO
--------------------------------------------------------------------------------

------------------------
(6) Represents 356,324 shares of Common Stock of the Company that are beneficially owned by Oak Hill Securities MGP II, Inc. ("OHS MGP II"), in its capacity as general partner of OHS GenPar II, the general partner of OHSF II, with respect to (i) 21,300 shares of Common Stock held directly by OHSF II and (ii) 335,024 shares of Common Stock which would be held directly by OHSF II upon conversion of the 3,465 shares of Series C Preferred Stock owned by OHSF II. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003.

CUSIP No. 184496107                                                            8

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:

                   Oak Hill Asset Management, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):                                              [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       94,001 (7)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          94,001 (7)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          94,001 (7)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   0.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   CO
--------------------------------------------------------------------------------

------------------------
(7) Oak Hill Asset Management, Inc. ("OHAM") is an investment advisor. Two clients of OHAM beneficially own 94,001 shares of Common Stock of the Company, consisting of (i) 7,465 shares of Common Stock held directly by such clients and (ii) 86,536 shares of Common Stock which would be held directly by such clients upon conversion of the 895 shares of Series C Preferred Stock owned by those investment advisee clients. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into the shares of Common Stock described above. OHAM beneficially owns such shares. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003.

CUSIP No. 184496107                                                            9

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:

                   Oak Hill Advisors, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):                                              [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       44,282 (8)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          44,282 (8)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          44,282 (8)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   0.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   PN
--------------------------------------------------------------------------------

------------------------
(8) Oak Hill Advisors, L.P. ("OHA") is an investment advisor. One client of OHA beneficially owns 44,282 shares of Common Stock of the Company, consisting of (i) 3,190 shares of Common Stock held directly by such client and (ii) 44,282 shares of Common Stock which would be held directly by such client upon conversion of the 425 shares of Series C Preferred Stock owned by that investment advisee client. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into the shares of Common Stock described above. OHA beneficially owns such shares. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003. OHA is managed by its general partner Oak Hill Advisors MGP, Inc.

CUSIP No. 184496107                                                           10

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:

                   Oak Hill Advisors MGP, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):                                              [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       44,282 (9)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          44,282 (9)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          44,282 (9)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   0.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   CO
--------------------------------------------------------------------------------

------------------------
(9) Oak Hill Advisors MGP, Inc. ("OHA MGP"), is the general partner of OHA, an investment advisor. One client of OHA beneficially owns 44,282 shares of Common Stock of the Company, consisting of (i) 3,190 shares of Common Stock held directly by such client and (ii) 41,092 shares of Common Stock which would be held directly by such client upon conversion of the 425 shares of Series C Preferred Stock owned by such client. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into the shares of Common Stock described above. OHA MGP beneficially owns such shares. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003.

CUSIP No. 184496107                                                           11

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:

                   Glenn R. August
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:

                   United States of America
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       840,277 (10)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          840,277 (10)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          840,277 (10)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   5.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   IN
--------------------------------------------------------------------------------

------------------------
(10) Represents 840,277 shares of Common Stock that are beneficially owned by Glenn R. August, consisting of (i) 345,670 shares of Common Stock that are beneficially owned by Glenn R. August, as the sole stockholder of OHS MGP, (ii) 356,324 shares of Common Stock that are beneficially owned by Glenn R. August, as the sole stockholder of OHS MGP II, (iii) 94,001 shares of Common Stock that are beneficially owned by Glenn R. August, as the sole stockholder of OHAM, and (iv) 44,282 shares of Common Stock that are beneficially owned by Glenn R. August, as the sole stockholder of OHA MGP. Subject to certain limitations, the shares of Series C Preferred Stock owned by these entities are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003.

CUSIP No. 184496107                                                           12

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON:

                   Oak Hill Securities Fund Liquidating Trust
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS:

                   OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e):                                               [_]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER:

          NUMBER OF                       173,072 (11)
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER:
      BY EACH REPORTING
            PERSON                        0
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER:

                                          173,072 (11)
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER:

                                          0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          173,072 (11)
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                           [_]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                   1.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:

                   OO
--------------------------------------------------------------------------------

------------------------
(11) Represents 173,072 shares of Common Stock of the Company that would be held directly by Oak Hill Securities Fund Liquidating Trust (the "Trust") upon conversion of its 1,790 shares of Series C Preferred Stock. Subject to certain limitations, such shares of Series C Preferred Stock are convertible into shares of Common Stock. The conversion ratio for the Series C Preferred Stock was calculated using the stated value as of September 30, 2003. The Trust is managed by its Administrative Trustee, Oak Hill Securities GenPar, L.P., which is managed by its general partner Oak Hill Securities MGP, Inc.

CUSIP No. 184496107                                                      Page 13


Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 20, 2002 (as amended, the "Schedule 13D").

ITEM 1.  SECURITY AND COMPANY.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2(a) is hereby amended and restated in its entirety as follows:

         (a) This Schedule 13D is being filed by the following persons (sometimes hereinafter collectively referred to as the "Reporting Persons"):

                  Oak Hill Securities Fund, L.P., a Delaware limited partnership ("OHSF"); Oak Hill Securities Fund Liquidating Trust, a Delaware statutory trust (the "Trust"); Oak Hill Securities GenPar, L.P., a Delaware limited partnership ("OHS GenPar"); Oak Hill Securities MGP, Inc., a Delaware corporation ("OHS MGP"); Oak Hill Securities Fund II, L.P., a Delaware limited partnership ("OHSF II"); Oak Hill Securities GenPar II, L.P., a Delaware limited partnership ("OHS GenPar II"); Oak Hill Securities MGP II, Inc., a Delaware corporation ("OHS MGP II"); Oak Hill Asset Management, Inc., a Delaware corporation ("OHAM"); Oak Hill Advisors, L.P., a Delaware limited partnership ("OHA"); Oak Hill Advisors MGP, Inc., a Delaware corporation ("OHA MGP"); and Mr. Glenn R. August.

         (b) (c)

         Items 2(b) and (c) are amended by adding at the end thereof the following:

         The Trust is a Delaware statutory trust, the principal business of which is to hold, manage, administer and liquidate certain assets and liabilities. The principal office of the Trust is 201 Main Street, Suite 2600, Fort Worth, Texas 76102.

         The Administrative Trustee of the Trust is OHS GenPar, a Delaware limited partnership, the principal business of which is acting as general partner to OHSF. The principal office of OHS GenPar is 201 Main Street, Suite 1910, Fort Worth, Texas 76102.

         Wilmington Trust Company is a Delaware banking corporation and the Delaware Trustee of the Trust. The principal office of Wilmington Trust Company is 1100 North Market Street, Wilmington, Delaware 19890-1600.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended by adding at the end thereof, the following:

         On May 30, 2003, the following entities made cash purchases of Common Stock of the Company in open market transactions on the Nasdaq National Market:

CUSIP No. 184496107                                                      Page 14


(i) OHSF purchased 1,500 shares for $14,937.45, (ii) OHSF II purchased 3,000 shares for $29,874.90, (iii) two investment advisee clients of OHAM purchased 1,050 shares for $10,456.22, and (iv) one investment advisee client of OHA purchased 450 shares for $4,481.24.

         On June 2, 2003, the following entities made cash purchases of Common Stock of the Company in open market transactions on the Nasdaq National Market:
(i) OHSF purchased 16,050 shares for $170,300.13, (ii) OHSF II purchased 32,100 shares for $340,600.26, (iii) two investment advisee clients of OHAM purchased 11,240 shares for $119,263.14, and (iv) one investment advisee client of OHA purchased 4,810 shares for $51,036.99.

         On August 29, 2003, OHSF was deemed to have distributed to certain of its limited partners (the "Limited Partners") shares of the Series C Preferred Stock and the Limited Partners were deemed to have contributed such shares of Series C Preferred Stock to the Trust. No monetary consideration was paid by the Trust to acquire the shares of Series C Preferred Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         Item 5 is amended and restated in its entirety as follows:

         Based upon information provided by the Company, there were 13,846,432 shares of Common Stock issued and outstanding as of November 4, 2003. Subject to certain limitations, the shares of Series C Preferred Stock are convertible at any time on or after the date of issuance of such shares into shares of Common Stock.

         (a) As of December 12, 2003, (i) OHSF beneficially owns 172,598 shares of Common Stock, or 1.2% of the issued and outstanding shares of Common Stock; (ii) OHS GenPar beneficially owns 345,670 shares of Common Stock, or 2.4% of the issued and outstanding shares of Common Stock; (iii) OHS MGP, Inc. beneficially owns 345,670 shares of Common Stock, or 2.4% of the issued and outstanding shares of Common Stock; (iv) OHSF II beneficially owns 356,324 shares of the Common Stock, or 2.5% of the issued and outstanding shares of Common Stock; (v) OHS GenPar II, L.P. beneficially owns 356,324 shares of Common Stock, or 2.5% of the issued and outstanding shares of Common Stock; (vi) OHS MGP II, Inc. beneficially owns 356,324 shares of Common Stock, or 2.5% of the issued and outstanding shares of Common Stock; (vii) OHAM, an investment advisor, beneficially owns 94,001 shares of Common Stock or 0.7% of the issued and outstanding shares of Common Stock; (viii) OHA, an investment advisor, beneficially owns 44,282 shares of Common Stock, or 0.3% of the issued and outstanding shares of Common Stock; (ix) OHA MGP, the general partner of OHA, an investment advisor, beneficially owns 44,282 shares of Common Stock, or 0.3% of the issued and outstanding shares of Common Stock; (x) Mr.

CUSIP No. 184496107                                                      Page 15


August beneficially owns 840,277 shares of Common Stock, or 5.7% of the issued and outstanding shares of Common Stock; (xi) the Trust beneficially owns 173,072 shares of Common Stock, or 1.2% of the issued and outstanding shares of Common Stock; and (xii) the Reporting Persons, collectively, beneficially own 840,277 shares of Common Stock, or 5.7% of the issued and outstanding shares of Common Stock.

         (b) (i) OHSF may be deemed to have the sole power to direct the voting and disposition of 172,598 shares of Common Stock, consisting of 10,645 shares of Common Stock held directly by OHSF and the 161,953 shares of Common Stock that would be held directly by OHSF upon conversion of the 1,675 shares of the Series C Preferred Stock owned by OHSF; (ii) the Trust may be deemed to have the sole power to direct the voting and disposition of the 173,072 shares of Common Stock that would be held directly upon conversion of the 1,790 shares of Series C Preferred Stock owned by the Trust; (iii) OHS GenPar, in its capacity as general partner of OHSF and Administrative Trustee of the Trust, and OHS MGP, in its capacity as general partner of OHS GenPar, may be deemed to have the sole power to direct the voting and disposition of the 172,598 shares of Common Stock beneficially owned by OHSF (10,645 shares of Common Stock held directly by OHSF and 161,953 shares of Common Stock which would be held directly by OHSF upon conversion of its 1,675 shares of the Series C Preferred Stock) and the 173,072 shares of Common Stock beneficially owned by the Trust; (iv) each of OHSF II, and OHS GenPar II and OHS MGP II, in their capacities as general partners of OHSF II and OHS GenPar II, respectively, may be deemed to have the sole power to direct the voting and disposition of 356,324 shares of Common Stock, consisting of the 21,300 shares of Common Stock held directly by OHSF II and the 335,024 shares of Common Stock which would be held directly by OHSF II upon conversion of the 3,465 shares of Series C Preferred Stock owned by OHSF II; (v) OHAM, in its capacity as investment advisor, may be deemed to have the sole power to direct the voting and disposition of the 94,001 shares of Common Stock beneficially owned by its two investment advisee clients, consisting of the 7,465 shares of Common Stock held directly by such clients and the 86,536 shares of Common Stock which would be held directly by such clients upon the conversion of the 895 shares of Series C Preferred Stock owned by these investment advisee clients; (vi) each of OHA, in its capacity as investment advisor, and OHA MGP, in its capacity as general partner of OHA, may be deemed to have the sole power to direct the voting and disposition of the 44,282 shares of Common Stock beneficially owned by one of OHA's clients, consisting of the 3,190 shares of Common Stock held directly by such client and the 41,092 shares of Common Stock which would be held directly by such client upon conversion of the 425 shares of Series C Preferred Stock owned by such client; (vii) by virtue of the relationship between Mr. August and each of OHSF, the Trust, OHS GenPar, OHS MGP, OHSF II, OHS GenPar II, OHS MGP II, OHAM, OHA and OHA MGP, Mr. August may be deemed to have the sole power to direct the voting and disposition of the 840,277 shares of Common Stock beneficially owned by such persons, consisting of the 42,600 shares of Common Stock held directly by OHSF, the Trust, OHSF II, the investment advisee clients of OHAM and the investment advisee client of OHA and the 797,677 shares of Common Stock that would be held directly by OHSF, the Trust, OHSF II, the investment advisee clients of OHAM and the investment advisee client of OHA upon conversion of the 8,250 shares of Series C Preferred Stock owned by these entities collectively; and (viii) the Reporting Persons, collectively, may be deemed to have the

CUSIP No. 184496107                                                      Page 16


sole power to direct the voting and disposition of the 840,277 shares of Common Stock beneficially owned by them (as set forth in clause (vii)).

         Each of the Reporting Persons disclaims beneficial ownership of the Common Stock beneficially owned by the other Reporting Persons, other than the shares of Common Stock reported in this Schedule 13D beneficially owned by such Reporting Person.

         (c) On May 30, 2003, the following entities made cash purchases of Common Stock of the Company in open market transactions on the Nasdaq National
Market: (i) OHSF purchased 1,500 shares for $14,937.45, (ii) OHSF II purchased 3,000 shares for $29,874.90, (iii) two investment advisee clients of OHAM purchased 1,050 shares for $10,456.22, and (iv) one investment advisee client of OHA purchased 450 shares for $4,481.24.

         On June 2, 2003, the following entities made cash purchases of Common Stock of the Company in open market transactions on the Nasdaq National Market:
(i) OHSF purchased 16,050 shares for $170,300.13, (ii) OHSF II purchased 32,100 shares for $340,600.26, (iii) two investment advisee clients of OHAM purchased 11,240 shares for $119,263.14, and (iv) one investment advisee client of OHA purchased 4,810 shares for $51,036.99.

         On August 29, 2003, OHSF was deemed to have distributed to the Limited Partners shares of Series C Preferred Stock and the Limited Partners were deemed to have contributed such shares of Series C Preferred Stock to the Trust.

         In the past 60 days, the following entities sold shares of Common Stock of the Company in open market transactions on the Nasdaq National Market as set forth below (sales attributed to OHAM were sold by two clients of OHAM and sales attributed to OHA were sold by one client of OHA):

DATE            SELLING PARTY     NUMBER OF SHARES SOLD      PRICE PER SHARE(1)
----            -------------     ---------------------      ------------------

12/02/03        OHSF              375                        $8.22
12/02/03        OHSF II           750                        $8.22
12/02/03        OHAM              265                        $8.22
12/02/03        OHA               110                        $8.22
12/03/03        OHSF              1,530                      $8.22
12/03/03        OHSF II           3,050                      $8.22
12/03/03        OHAM              1,060                      $8.22
12/03/03        OHA               460                        $8.22
12/09/03        OHSF              5,000                      $7.97
12/09/03        OHSF II           10,000                     $7.97
12/09/03        OHAM              3,500                      $7.97
12/09/03        OHA               1,500                      $7.97

------------
(1)      The above prices per share are net of commissions paid.

CUSIP No. 184496107                                                      Page 17


         Except as set forth in this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of Common Stock or in securities convertible into, exercisable for or exchangeable for shares of Common Stock, during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT           DESCRIPTION
         -------           -----------

         1 Joint Filing Agreement, dated December 15, 2003, among Oak Hill Securities Fund, L.P., Oak Hill Securities Fund Liquidating Trust, Oak Hill Securities GenPar, L.P., Oak Hill Securities MGP, Inc., Oak Hill Securities Fund II, L.P., Oak Hill Securities GenPar II, L.P., Oak Hill Securities MGP II, Inc., Oak Hill Asset Management, Inc., Oak Hill Advisors, L.P., Oak Hill Advisors MGP, Inc. and Glenn
                           R. August.

CUSIP No. 184496107                                                      Page 18


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: December 15, 2003


                                        OAK HILL SECURITIES FUND, L.P.


                                        By: Oak Hill Securities GenPar, L.P.,
                                            its general partner


                                        By: Oak Hill Securities MGP, Inc.,
                                            its general partner


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President


                                        OAK HILL SECURITIES FUND
                                            LIQUIDATING TRUST


                                        By: Oak Hill Securities GenPar, L.P.,
                                            as Administrative Trustee


                                        By: Oak Hill Securities MGP, Inc.
                                            its general partner


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President


                                        OAK HILL SECURITIES GENPAR, L.P.


                                        By: Oak Hill Securities MGP, Inc.,
                                             its general partner


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President

CUSIP No. 184496107                                                      Page 19


                                        OAK HILL SECURITIES MGP, INC.


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President


                                        OAK HILL SECURITIES FUND II, L.P.


                                        By: Oak Hill Securities GenPar II, L.P.,
                                             its general partner


                                        By: Oak Hill Securities MGP II, Inc.,
                                             its general partner


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President


                                        OAK HILL SECURITIES GENPAR II, L.P.


                                        By: Oak Hill Securities MGP II, Inc.,
                                             its general partner


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President


                                        OAK HILL SECURITIES MGP II, INC.


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President


                                        OAK HILL ASSET MANAGEMENT, INC.


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President

CUSIP No. 184496107                                                      Page 20


                                        OAK HILL ADVISORS, L.P.

                                        By: Oak Hill Advisors MGP, Inc.,
                                             its general partner


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President


                                        OAK HILL ADVISORS MGP, INC.


                                        By:  /s/ Glenn R. August
                                            ------------------------------------
                                             Name: Glenn R. August
                                             Title: President


                                        /s/ Glenn R. August
                                        ----------------------------------------
                                        Glenn R. August